UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )

Cumulus Media Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0000001 per share

(Title of Class of Securities)

231082801

(CUSIP Number)

July 21, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 231082801
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Renew Group Private Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 829,618*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 829,618*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,618*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.15%*
12.	TYPE OF REPORTING PERSON CO

*  The shares reported herein are the shares held as of the close of business on July 21, 2023, with the ownership percentage determined using publicly available information regarding the shares reported as outstanding as of June 14, 2023.

ITEM 1(a).	NAME OF ISSUER: Cumulus Media Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 780 Johnson Ferry Road, NE, Suite 500, Atlanta, Georgia 30342

ITEM 2(a).	NAME OF PERSON FILING: Renew Group Private Ltd. (“Renew Group”)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of the principal business office of Renew Group is 6 Serangoon North Avenue 5 #06-01 Singapore, Singapore 554910.

ITEM 2(c)	CITIZENSHIP: The place of organization of Renew Group is Singapore.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value $0.0000001 per share (“Common Stock”)

ITEM 2(e).	CUSIP NUMBER: 231082801

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4.	OWNERSHIP: Items 5-11 of the cover page is incorporated herein by reference.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: See Items 3 and 4.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10.
CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

None.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2023

RENEW GROUP PRIVATE LTD. By: /s/ Ravinder Sajwan Name: Ravinder Sajwan Title: Chief Executive Officer